SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                        STOICO RESTAURANT GROUP, INC.
                             (Name of Issuer)

                   Common Stock, $.01 par value per share
                      (Title of Class of Securities)

                                861501   104
                               (CUSIP Number)

     Cathy K. Martsolf, 3151 North Rock Road, Wichita, Kansas  67226
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                         and Communications)

                             December 11, 1996
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))
                        Page 1 of 6 Pages

CUSIP No.    861501  104              13D           Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON:  TIMOTHY JAMES JEFFREY
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  ___
                                                        (b)  ___

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*:  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ____

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:  United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  734,240

8.  SHARED VOTING POWER: 0

9.  SOLE DISPOSITIVE POWER:  734,240

10. SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 734,240

CUSIP No.    861501  104             13D                Page  3 of 6 Pages

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.9

14. TYPE OF REPORTING PERSON*:  IN

                  * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 861501 104                  13D          Page 4 of 6 Pages

Item 1.  Security and Issuer

    Common Stock, $.01 par value per share (the "Shares").

    The principal executive office of Stoico Restaurant Group, Inc. (the "Issuer") is located at 3151 North Rock Road, Wichita, Kansas 67226.

Item 2. Identity and Background

    (a) Timothy James Jeffrey

    (b)  3151 North Rock Road, Wichita, Kansas 67226.

    (c) The reporting person is the President and Chief Executive Officer of the Issuer.

    (d)  None.

    (e)  None.

    (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

    On January 2, 1996, the reporting person exercised several options and purchased a total of 690,636 Shares for $.000245 per Share. The reporting person also purchased the following Shares from individuals: (i) January 22, 1996, 18,705 Shares for $1.59 per Share, (ii) February 28, 1996, 2,386 Shares for $1.59 per Share, (iii) April 16, 1996, 8,150 Shares for $1.59 per Share, and (iv) June 4, 1996, 14,263 Shares for $1.59 per Share. On December 11, 1996, the spouse of the reporting person purchased 100 Shares for $7.50 per Share.

Item 4.  Purpose of Transaction

     The purpose for entering into the transactions was for investment purposes.

     (a)  None.

     (b)  None.

     (c)  None.

     (d)  None.

CUSIP NO. 861501 104            13D                      Page 5 of 6 Pages

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

     (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

    (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

    (c) One hundred Shares beneficially owned by the reporting person were purchased on December 11, 1996 in the Issuer's initial public offering for $7.50 per Share.

    (d)  None.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

CUSIP NO. 861501 104               13D                     Page 6 of 6 Pages

Item 7.  Material to Be Filed as Exhibits

    (1)  None;

    (2)  None; and

    (3)  None.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 1996


                                    /s/ Timothy James Jeffrey
                                    ----------------------------------------
                              Timothy James Jeffrey